

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott plc
Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

     Re: **Warner Chilcott plc**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              File No. 000-53772

Dear Mr. Herendeen:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Joel Parker
               Accounting Branch Chief